Exhibit (c)(13)

*** or *** (                )*** indicates material has been omitted or substituted pursuant to a Confidential Treatment Request filed with the Securities and Exchange Commission. A complete copy of this document has been filed with the Securities and Exchange Commission.

Crayola

Presentation to the Special Committee

July 16, 2004

Revised Red Proposal

•	Total value of offer increased by $25 million vs. proposal dated June 28, 2004

•	$18.75 million to minority shareholders

•	$6.25 million to CNP

•	Increase in offer equates to $1.22 per share for minority shareholders, representing total value of $46.47

•	Increase in offer equates to $0.10 per share to CNP, representing total value of $45.35

•	Red proposal not subject to contingencies regarding power purchase agreements / hedging

Attractions of Red Proposal to all Shareholders

•	Lowest risk in getting to signed Merger Agreement

•	Contract substantially negotiated

•	Due diligence completed

•	Lowest execution risk between signing and closing

•	Limited closing conditions / termination provisions

•	Limited scope of material adverse effect provisions

•	Sale of majority of assets closes sooner, reducing risk of material adverse effect being triggered

•	No market “out” in financing

•	No conditionality regarding STP sale

•	Accelerated receipt of substantial portion of proceeds (including all to minority)

•	Transaction structure less risky to all shareholders

•	Experienced buyer group with access to significant funds

Regulatory Approvals

Red	White

• HSR	• HSR

• FERC – EWG certification of Fossil LP entity	• FERC – EWG recertification of Genco LP

• NRC (step 3 only)	• NRC – entire transaction

• Texas PUC

Merger Agreement: If approvals contain terms that result in a material adverse effect, transaction does not close	• IRS letter ruling regarding sale of STP to ***

• STP ROFR

Merger Agreement: If approvals contain terms to which White reasonably objects, transaction does not close

TOTAL TIME (STEPS 1-2): ≤ 3 MONTHS TOTAL TIME (STEP 3): 6-9 MONTHS	TOTAL TIME: 6-9 MONTHS

Net Present Value of White Proposal

BASED ON $47.75 HEADLINE BID

	Timing Delay (months)
Discount Rate	3	4	5	6
10%	$46.59	$46.21	$45.84	$45.48
11%	46.47	46.06	45.66	45.26
12%	46.36	45.91	45.48	45.05
13%	46.25	45.77	45.30	44.84
14%	46.14	45.62	45.12	44.63
15%	46.02	45.48	44.94	44.42

TGN Stock Price Performance

DAILY DATA: FEBRUARY 01, 2004 THROUGH JULY 15, 2004

(a) 04/15/2004: First Round Bids Received
Texas Genco: Price (left axis)	(b) 06/18/2004: Second Round Bids Received

Texas Genco: Volume (right axis)	Historical Average Stock Prices

		1-Year	6-Month	3-Month	1-Month
	TGN	$32.51	$38.08	$40.78	$45.16

Precedent Transactions Announced at Discount to Previous Close

Date Announced	Acquiror / Target	Deal Value	Discount to Market 1 Day Prior
5/4/2004 (a)	Pioneer Natural Resources / Evergreen Resources	$2,064	(3)%
2/11/2004	Plains Exploration / Nuevo Energy	933	(1)
2/4/2004 (a)	Cable Design Technologies Corp / Belden Inc	612	(4)
3/8/2002	Group 4 Falck A/S / Wackenhut Corp	323	(4)
10/1/2001	GlobeSpan Inc / Virata Corp	630	(8)
6/9/2001	Westport Resources Corp / Belco Oil & Gas Corp	922	(4)
5/8/2000	M.A. Hanna Co / Geon Co (BF Goodrich Co)	571	(2)
3/22/2000	Tuboscope Inc / Varco International Inc	834	(17)

	Mean		(5)%
	Median		(4)

(a)	Transaction pending.